Filed Pursuant to Rule 424(b)(3)
Registration No. 333-118657
MTI TECHNOLOGY CORPORATION
8,888,230 Shares of Common Stock
($0.001 par value)
     This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 8,888,230 shares of our common stock, consisting of 7,263,922 shares of our common stock issuable upon the conversion of our Series A Convertible Preferred Stock and 1,624,308 shares of common stock that are issuable upon the exercise of the warrants sold to the selling stockholders in a private placement on June 17, 2004. The shares are being registered pursuant to certain registration rights granted to the selling stockholders.
     The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.
     Our common stock is traded on The Nasdaq Capital Market under the symbol “MTIC.” On December 13, 2005, the last reported sale price of our common stock was $1.44 per share.
     We have filed a registration statement with the Securities and Exchange Commission to register the resale, from time to time, by the selling stockholders named in the prospectus contained therein, of 21,752,817 shares of our common stock that are issuable upon the conversion or exercise of our Series B Convertible Preferred Stock and related warrants sold to them in the November 2005 private placement described in “Recent Developments” beginning on page 2 and elsewhere in this prospectus.
     See “Risk Factors” beginning on page 6 to read about the risks you should consider carefully before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is December 16, 2005.

ABOUT MTI TECHNOLOGY CORPORATION
     In this prospectus, the terms “MTI”, the “Company”, “we”, “us” and “our” refer to MTI Technology Corporation.
     We are an information storage infrastructure solutions provider that offers a wide range of storage systems, software, services and solutions that are designed to help organizations get more value from their information and maximize their information technology (IT) assets. With a strategy known as Information Lifecycle Management (ILM), we help organizations organize, protect, move and manage information on the lowest-cost storage system appropriate for the level of protection and the speed of access needed at each point in information’s life. ILM strives to simultaneously lower the cost of and reduce the risk of managing information, no matter what format it is in – documents, images or e-mail – as well as the data that resides in databases. ILM is designed to provide cost-effective business continuity and more efficient compliance with government and industry regulations. Through our broad array of offerings, we seek to help customers lower total operating costs, optimize service and performance and build a more responsive IT infrastructure.
     In March 2003, we became a reseller and service provider of EMC Automated Networked Storage™ systems and software, pursuant to a reseller agreement with EMC Corporation, a world leader in information storage systems, software, networks and services. Although we focus primarily on EMC products, we also support and service customers that continue to use our MTI-branded RAID controller technology and partnered independent storage technology. The terms of the EMC reseller agreement do not allow us to sell data storage hardware that competes with EMC products. As an EMC reseller, we combine our core services capabilities, including storage networking assessment, installation, resource management and enhanced data protection, with the complete line of EMC Automated Networked Storage systems and software, focusing on the CLARiiON® family of systems. We design and implement solutions that incorporate a broad array of third party products to meet customer requirements in the areas of storage area networks, network attached storage, high-availability systems for enhanced business continuance, data protection systems incorporating enhanced backup and recovery, ILM, archiving and tape automation. We also enhance the value of our storage solutions through our 24 hour, seven days per week support and service infrastructure, which includes an international network of on-site field engineers, a storage solution laboratory, and global technical support centers. The EMC reseller agreement will expire in March 2009. Thereafter, and subject to mutual agreement, the EMC reseller agreement is automatically renewed for successive one-year renewal periods until terminated by either party with a 90-day notice. The sale of EMC products accounted for 81% and 56% of product revenue in fiscal year 2005 and 2004, respectively.
     We strive to differentiate ourselves from other resellers of EMC products. As the only EMC reseller that sells EMC disk-based storage products exclusively, we believe that we receive favorable pricing, rebates and access to training. As a service-enabled EMC reseller, unlike many resellers that only sell hardware and software, we generally do not rely on other service providers to fulfill the maintenance and professional services requirements for our customers. Not only do we sell hardware and software, we are able to provide a full offering of professional services and maintenance to our customers.
     We have a history of recurring losses and net cash used in operations. In fiscal years 2005 and 2004 we incurred net losses of $15.8 million and $3.9 million, respectively. Our cash used in operations was $4.4 million and $10.9 million in fiscal years 2005 and 2004, respectively. We had $2.3 million in working capital as of April 2, 2005 and a working capital deficit of $3.6 million as of October 1, 2005. Our future is dependent upon many factors, including but not limited to, improving revenues and margins, continuing our relationship with EMC, expanding our service offerings, receiving market acceptance of new products and services, recruiting, hiring, training and retaining significant numbers of qualified personnel, forecasting revenues, controlling expenses and managing assets. If we are not successful in these areas, our future results of operations could be adversely affected.
     We were incorporated in California in March 1981 and reincorporated in Delaware in October 1992. Our principal executive offices are located at 17595 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 251-1101. Our web site can be found at www.mti.com. The information contained on, or linked to, our web site does not constitute a part of this prospectus.

Recent Developments
Series B Financing.
     On August 19, 2005, we entered into a Securities Purchase Agreement with the selling stockholders named in this prospectus, whom we sometimes refer to as the “Series B Purchasers.” Pursuant to the terms of the Securities Purchase Agreement, on November 2, 2005 we sold to the Series B Purchasers, in a private placement transaction, 1,582,023 shares of our Series B Convertible Preferred Stock at a per share purchase price of $12.6420. We received aggregate gross proceeds of $20 million in the private placement. In connection with the private placement we also issued to the Series B Purchasers warrants to purchase an aggregate of 5,932,587 shares of our common stock at a per share exercise price of $1.26. We refer to the transactions contemplated by and in the Securities Purchase Agreement, including the sale and issuance of Series B Convertible Preferred Stock and related warrants and the issuance of common stock upon conversion or exercise of those securities, as the “Series B financing.”
     Each share of Series B Convertible Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the Series B Convertible Preferred Stock’s stated value (plus any accumulated and unpaid dividends) divided by its conversion price, which is defined in and subject to adjustment in certain circumstances as set forth in the certificate of designation that governs the rights, preferences and privileges of the Series B Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock is initially convertible into 10 shares of common stock.
     We made representations and warranties in the Securities Purchase Agreement regarding our corporate existence and power, authorization, compliance with laws and regulations, our material contracts, capitalization and financial statements, tax matters, rights to intellectual property, affiliate transactions, brokers and certain other representations and warranties customary for a Series B financing of securities. These representations and warranties are qualified by disclosure schedules. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts. In addition, facts may have changed since the time the representations and warranties were made.

     The Securities Purchase Agreement provided for covenants by us relating to our conduct prior to closing, such as conducting our and our subsidiaries’ businesses in the ordinary course, and the maintenance of directors’ and officers’ insurance and certain other covenants customary for a Series B financing of securities. We also agreed to provide the Series B Purchasers with rights of indemnification for any losses they may incur in the event of a breach of any of our representations, warranties or covenants. In certain instances, up to $2.0 million of any indemnification obligations we may have may be satisfied through the issuance of additional shares of Series B Convertible Preferred Stock and related warrants. The maximum amount of aggregate losses incurred for which we would be liable for indemnification under the Securities Purchase Agreement is $8.0 million. We also agreed, among other things, that we would use a portion of the proceeds of the transaction to pay the Series B Purchasers’ transaction expenses and for general working capital purposes.
     In connection with the private placement we entered into an Amended and Restated Investor Rights Agreement with the Series B Purchasers which, among other things, entitles them to require us to file a registration statement with the SEC to register the resale of the shares of common stock issuable upon conversion or exercise of the Series B Convertible Preferred Stock and warrants that they receive in the Series B financing. The Amended and Restated Investor Rights Agreement also entitles the Series B Purchasers to elect one member to our Board of Directors and to designate up to two individuals to attend our board meetings as non-voting observers. As of the date of this prospectus, the Series B Purchasers have not elected a member of our Board of Directors. See “Selling Stockholders—Investor Rights Agreement” for additional information about the Amended and Restated Investor Rights Agreement.
     In connection with the Series B financing, we adopted a Certificate of Amendment of the Certificate of Designation of our Series A Convertible Preferred Stock. The Certificate of Amendment amended the Certificate of Designation to: (i) remove the “conversion threshold” provision that it previously contained; (ii) revise the liquidation preferences of the Series A Convertible Preferred Stock in light of the issuance of the Series B Convertible Preferred Stock; and (iii) make conforming changes to the preemptive rights granted to the Series A Convertible Preferred Stock to reflect the issuance of the Series B Convertible Preferred Stock. See “Selling Stockholders—Certificate of Designation” for additional information about the Certificate of Amendment.
     The Series B financing contains a beneficial conversion discount because the Series B Convertible Preferred Stock was priced based on 90% of the average closing price of our common stock during the 15 trading days prior to its issuance. The beneficial conversion discount will be amortized as a non-cash charge to retained earnings, and included in the computation of earnings per share, over the five year period using the effective interest method from the issuance date of the Series B Convertible Preferred Stock until the first available redemption date. We are currently evaluating the value attributable to the beneficial conversion discount, but we except the discount to be greater than the approximately $8.8 million discount associated with the June 2004 Series A financing.

Preliminary Second Quarter Results; Series B Waiver.
     On October 11, 2005, we issued a press release to report, among other things, certain preliminary financial results for our fiscal second quarter ended October 1, 2005. Based on preliminary and unaudited information then available to us, we noted in the press release that we expected revenue for the second quarter of fiscal 2006 to be between $30-$33 million, or approximately the same as revenue in the second quarter of the prior year, but lower than revenue of $39.3 million for the prior quarter. We also noted that orders were particularly weak in Germany, France and the southeastern part of the United States in the second quarter of fiscal 2006, and that our management believed the weakness reflected delayed customer buying decisions. We further noted in the press release that we were expecting to report an operating loss of $2.5-$3.5 million for the second quarter of fiscal 2006.
     On October 11, 2005, we also entered into a letter agreement with the Series B Purchasers. Pursuant to the terms of the letter agreement, we agreed that specified facts included in the press release constitute a “material adverse effect” for limited purposes under the Securities Purchase Agreement, including specified representations and warranties that we made to the Series B Purchasers and specified conditions to the Series B Purchasers’ obligations under the Securities Purchase Agreement. In return, the Series B Purchasers agreed, among other things, to waive the right to assert or claim a breach of, or the inability to satisfy conditions of, specified provisions of the Securities Purchase Agreement with respect to the revenue and operating loss disclosed in the press release. The Series B Purchasers reserved any rights not explicitly waived in the letter agreement, including with respect to any “material adverse effect” (including the reasons for the financial results referenced in the letter agreement). The letter agreement is only effective and enforceable against the Series B Purchasers if, among certain other requirements, we were not in breach of our obligations under the Securities Purchase Agreement or with respect to the accuracy of our representations and warranties contained therein as of the date of the letter agreement as if such date were the closing date of the private placement.

     Additional information regarding the Securities Purchase Agreement, the letter agreement, the Amended and Restated Investor Rights Agreement, the Certificate of Amendment and the transactions contemplated by and in those documents is included in our current report on Form 8-K filed with the SEC on August 22, 2005, in our definitive proxy statement on Schedule 14A filed with the SEC on September 6, 2005, in our current report on Form 8-K filed with the SEC on October 11, 2005, and in our definitive additional proxy materials on Schedule 14A filed with the SEC on October 24, 2005.

RISK FACTORS
     Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.
We are dependent upon EMC as the main supplier for our storage solutions, and disruptions in supply or significant increases in costs could harm our business materially.
     In March 2003, we entered into a Reseller Agreement with EMC where we became a reseller of EMC storage products. The agreement gives us a right to sell and license EMC hardware and software products but also restricts our ability to resell data storage hardware platforms that compete with EMC products. As a result of the agreement, we depend on EMC to manufacture and supply us with their storage products. We may fail to obtain required storage products in a timely manner or to obtain it in the quantities we desire in the future. If EMC were to decide to modify its channel strategy, it may cease supplying us with their storage products. If EMC were to unexpectedly cancel the reseller agreement, we may be unable to find other vendors as a replacement in a timely manner or of acceptable quality. Any interruption or delay in the supply of EMC storage products, or the inability to obtain these products at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. This lost storage product revenue could harm our business, financial condition and operating results rendering us unable to continue operating at our current level of operations.
     In the first quarter of fiscal 2005 we became an EMC Premier Velocity Partner, which has allowed us to earn certain performance based rebates. In fiscal 2005 we recorded performance based rebates of $1.7 million. We earned only $0.3 million in performance rebates in the first six months of fiscal 2006 as our purchases of certain EMC products were lower than the rebate goals. There is no guarantee that we will earn these rebates in the future or that EMC will continue to offer such rebate program. Our failure to earn these performance rebates could have an adverse impact on our results of operations.
Our stock ownership is concentrated in a few stockholders who may be able to influence corporate decisions.
     Our stock ownership is concentrated in a few stockholders who are able to influence corporate decisions. As a result of this, these few stockholders are able to influence our actions that require stockholder approval, in particular with regard to significant corporate transactions. Among other things, this may delay or prevent a change in control of our company that may be favored by other stockholders, and may in general make it difficult for us to effect certain actions without the support of the larger stockholders.
     Mr. William Mustard serves on our Board of Directors and is President and CEO of Canopy. As of the date of this prospectus, Canopy beneficially owns approximately 21.8% of our common stock (calculated assuming conversion of all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the warrants held by the holders of our preferred stock, but excluding outstanding options).
     In addition, the holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, as a result of their acquisition of securities issued in our June 2004 and November 2005 private placements, currently beneficially own approximately 46.4% of our outstanding common stock, assuming conversion and exercise of all shares of preferred stock and warrants which they presently hold. Other than with respect to the election of directors, the holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series A is entitled to 8.5369 votes and each share of Series B is entitled to 8.7792 votes. The approval of the holders of a majority of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, each voting as a separate class, will be required to approve certain corporate actions, including:
•	any amendment of our charter or bylaws that adversely affects the holders of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as applicable;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as applicable;

•	any increase in the size of our Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction involving us or any of our subsidiaries;

•	any sale of assets of our company or a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more than $5.0 million; and

•	any incurrence of additional debt for borrowed money in excess of $1.0 million.

     The holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, exclusively and as single classes, are each entitled to elect one member of our Board of Directors. The holders of our Series A Convertible Preferred Stock have currently elected Mr. Pehl. The holders of our Series B Convertible Preferred Stock have not presently chosen to elect a member of the Board of Directors.
     In connection with the Series A financing in June 2004, the Series A investors, us and The Canopy Group, Inc. entered into a Voting Agreement pursuant to which, when any matter involving a significant corporation transaction (such as a merger, consolidation, liquidation, significant issuance of voting securities by us, sale of significant company assets, or acquisition of significant assets or equity interest of another entity) is submitted to a vote of our stockholders, Canopy has agreed that either (a) our common stock that Canopy holds will be voted in proportion to the Series A investors’ votes on the matter, or (b) if Canopy wishes that any of its common stock be voted differently than in proportion to the Series A investors’ votes, Canopy will, if so required by a Series A investor, purchase from the Series A investor(s) with which the Canopy votes are not aligned all or any portion (as required by the Series A investor) of such investor’s Series A Convertible Preferred Stock. The per share price in any such purchase is to equal two times the sum of (x) the stated value of a share of Series A Convertible Preferred Stock plus (y) any accrued but unpaid dividends thereon. At any stockholder meeting at which members of the Board of Directors are to be elected and the Series A investors do not then have either a Series A Director on the Board of Directors or the power at such election to elect a Series A Director to the Board, Canopy has agreed to vote in favor of one nominee of certain of the Series A investors and the Series A investors have agreed to vote in favor of a Canopy nominee.
A significant portion of our revenue occurs in the last month of a given quarter. Consequently, our results of operations for any particular quarter are difficult to predict.
     We have experienced, historically, a significant portion of our orders, sales and shipments in the last month or weeks of each quarter. In fiscal year 2005, 31%, 63%, 65% and 63%, respectively, of our total revenue was recorded in the last month of each successive quarter. In the first and second quarters of fiscal year 2006, 59% and 65% of our total revenue was recorded in the last month of the quarter, respectively. We expect this pattern to continue, and possibly to increase, in the future. This uneven pattern makes our ability to forecast revenues, earnings and working capital requirements for each quarter difficult and uncertain. If we do not receive orders that we have anticipated or complete shipments within a given quarter, our results of operations could be harmed materially for that quarter. Additionally, due to receiving a significant portion of our orders in the last month of the quarter, we may experience a situation in which we have exceeded our credit limits with our vendors thereby making our ability to ship to our customers very difficult. If we experience such situations and are unable to extend our credit limits with our vendors, this could materially harm our results of operations.
We are subject to financial and operating risks associated with international sales and services.
     International sales and services represented approximately 42% and 39% of our total sales and service revenue for fiscal year 2005 and the first six months of fiscal year 2006, respectively. Prior to fiscal year 2005, international sales and service also represented a significant portion of total revenue. As a result, our results of operations are subject to the financial and operating risks of conducting business internationally, including:
•	fluctuating exchange rates, tariffs and other barriers;

•	difficulties in staffing and managing foreign subsidiary operations;

•	changes in a country’s economic or political conditions;

•	greater difficulties in accounts receivable collection and longer payment cycles;

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	import or export restrictions;

•	potentially adverse tax consequences;

•	potential hostilities and changes in diplomatic and trade relationships; and
•	differing customer and/or technology standards requirements.
     All of our sales and services in international markets are priced in the applicable local currencies and are subject to currency exchange rate fluctuations. From time to time, we enter into foreign currency exchange contracts on a limited basis in an attempt to minimize foreign currency exposure. Such contracts can be costly or limited in their effectiveness. If we are faced with significant changes in the regulatory and business climate in our international markets, our business and results of operations could suffer.
The storage market is characterized by rapid technological change, and our success will depend on EMC’s ability to develop new products.
     The market for data storage products is characterized by rapid technology changes. The market is sensitive to changes in customer demands and very competitive with respect to timely innovation. New product introductions representing new or improved technology or industry standards may cause our existing products to become obsolete. When we became a reseller of EMC disk-based storage products, we agreed not to sell data storage hardware platforms that compete with EMC products. EMC’s ability to introduce new or enhanced products into the market on a timely basis at competitive price levels will affect our future results.
The markets for the products and services that we sell are intensely competitive, which may lead to reduced sales of our products, reduced profits and reduced market share for our business.
     The market for our products and services is intensely competitive. If we fail to maintain or enhance our competitive position, we could experience pricing pressures and reduced sales, margins, profits and market share, each of which could materially harm our business. Furthermore, new products and technologies developed by third parties may depress the sales of existing products and technologies. Our customers’ requirements and the technology available to satisfy those requirements are continually changing. We must be able to respond to these changes in order to remain competitive. Since we emphasize integrating third party products, our ability to respond to new technologies will be substantially dependent upon our contractual relationships with the third parties whose products we sell, particularly EMC. In addition, we must be able to quickly and effectively train our employees with respect to any new products or technologies developed by our third party suppliers and resold by us. Since we are not exclusive resellers, the third party products we sell are available from a large number of sources. Therefore, we must distinguish ourselves by the quality of our service and support. The principal elements of competition in our markets include:
•	quality of professional services consulting and support;
•	responsiveness to customer and market needs;
•	product price, quality, reliability and performance; and
•	ability to sell, service and deploy new technology.
     We have a number of competitors in various markets, including: Hewlett-Packard, Sun Microsystems, IBM, Hitachi and Network Appliance, each of which has substantially greater name recognition, marketing capabilities, and financial, technological, and personnel resources than MTI.
     Certain of our sales transactions are generated through sales leads received from EMC. Although EMC’s primary sales focus is currently on large-enterprise customers, should EMC change its strategy and begin to sell directly to the small-to-mid-enterprise customers, or work more closely with other resellers, it could have an adverse impact on our results of operations.

We have a history of operating losses, and our future operating results may depend on the success of our cost reduction initiatives and on other factors.
     We have a history of recurring losses and net cash used in operations. In fiscal years 2005 and 2004 we incurred net losses of $15.8 million and $3.9 million, respectively. Our cash used in operations was $4.4 million and $10.9 million in fiscal years 2005 and 2004, respectively. We had $2.3 million in working capital as of April 2, 2005 and a working capital deficit of $3.6 million as of October 1, 2005.
     In fiscal year 2003, we implemented restructuring activities in an effort to reduce costs. In fiscal year 2005, we implemented additional restructuring activities related to the closure of our Dublin, Ireland facility. These measures included reductions in our workforce and the partial or complete closure of certain under-utilized facilities, including offices. We cannot predict with any certainty the long-term impact of our workforce reductions. Reductions in our workforce could negatively impact our financial condition and results of operations by, among other things, making it difficult to motivate and retain the remaining employees, which in turn may affect our ability to deliver our products in a timely fashion. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames, or at all, or that the workforce reductions will not impair our ability to achieve our current or future business objectives.
     Our future is dependent upon many other factors in addition to our cost reduction initiatives, including but not limited to, improving revenues and margins, continuing our relationship with EMC, expanding our service offerings, receiving market acceptance of new products and services, recruiting, hiring, training and retaining significant numbers of qualified personnel, forecasting revenues and expenses, controlling expenses and managing assets. If we are not successful in these areas, our future results of operations could be adversely affected.
We may need additional financing to continue to carry on our existing operations and such additional financing may not be available.
     We require substantial working capital to fund our operations. We have historically used cash generated from our operations, equity capital and bank financings to fund capital expenditures, as well as to invest in and operate our existing operations. In December 2004, we granted EMC a security interest in certain of our assets to secure our obligations to EMC, including the obligations under our existing supply agreements with EMC. The assets pledged as collateral consist primarily of our accounts receivable generated from our sale of EMC products and services, related inventory and the proceeds of such accounts receivable and inventory. We had previously granted a security interest in all of our personal property assets to The Canopy Group, Inc., as security for our obligations to Canopy in connection with Canopy’s guaranty of our indebtedness to Comerica Bank. To enable us to pledge the collateral described above to EMC, Canopy delivered to us a waiver and consent releasing Canopy’s security interest in the collateral to be pledged to EMC and consenting to our security agreement with EMC. Canopy retained its existing lien on our personal property assets that were not pledged to EMC. As a result of these transactions, the majority of our personal property assets are unavailable as collateral for new borrowings without the consent of EMC or Canopy.
     Additionally, there is often a time gap between when we are required to pay for a product received from EMC (which is due net 45 days from shipment) and the time when we receive payment for the product from our customer (which often occurs after payment is due to EMC). Due to our sales growth since fiscal year 2004, a significant and increasingly larger portion of our working capital resources must be used to cover amounts owed to EMC during the gap periods. If we are not able to maintain sufficient working capital resources to fund payments due to EMC during these gap periods, we could default on or be late in our payments to EMC, which could harm our relationship with EMC, cause EMC to stop or delay shipments to our customers or otherwise reduce the level of business it does with us, harm our ability to serve our customers and otherwise adversely affect our financial performance and operations.
     We believe that our working capital, proceeds received from the sale of Series B Convertible Preferred Stock and availability on the Comerica line of credit will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. Projections for our capital requirements are subject to numerous uncertainties, including the cost savings expected to be realized from the restructuring, the amount of service and product revenue generated in fiscal 2006 and general economic conditions. If we do not realize substantial cost savings from our restructuring, improve revenues and margins, and achieve profitability, we expect to require additional funds in order to carry on our operations beyond the twelve months, and may seek to raise such funds through bank borrowings or public or private offerings of equity or debt securities or from other sources. Any such activity requires the approval of EMC, Canopy and the Series A and Series B investors. No assurance can be given that EMC, Canopy or our Series A and Series B investors will consent to such new financing, that additional financing will be available or that, if available, will be on terms favorable to us. If additional financing is required but not available to us, we would have to implement additional measures to conserve cash and reduce costs, which may include, among other things, making additional cost reductions. However, there is no assurance that such measures would be successful. Our failure to raise required additional funds would adversely affect our ability to:
•	grow the business;

•	maintain or enhance our product offerings;

•	respond to competitive pressures; and

•	continue operations.
     Additional funds raised through the issuance of equity securities or securities convertible into our common stock may include restrictive covenants and have the following negative effects on the then current holders of our common stock:
•	dilution in percentage of ownership in MTI;
•	economic dilution if the pricing terms offered to investors are more favorable to them than the current market price; and
•	subordination of the rights, preferences or privileges of common stockholders to the rights, preferences or privileges of new security holders.
We are party to long term, non-cancelable facility leases for facilities which we do not use and may not be able to sublease on terms that will offset our lease obligations, which may result in a continuing unfavorable impact on our cash position.
     We are party to long term, non-cancelable facility leases with respect to facilities we no longer utilize and which are located in geographic regions that have undergone a significant decrease in real property values. For example, we no longer utilize our facilities in Sunnyvale, California, Westmont, Illinois, Raleigh, North Carolina and various facilities in Europe. As a result, we are obligated to continue making lease payments related to our unutilized facilities. In the aggregate, in fiscal year 2006, 2007 and 2008, we are obligated to pay gross lease payments of approximately $1.3 million, $0.7 million and $0.6 million, respectively, for facility space which we no longer utilize, and we cannot assure you that we will be able to continue to sublease the unutilized facilities on terms that will significantly offset these obligations.
Our quarterly results may fluctuate from period-to-period. Therefore, historical results may not be indicative of future results or be helpful in evaluating the results of our business.
     We have experienced quarterly fluctuations in operating results and we anticipate that these fluctuations may continue into the future. These fluctuations have resulted from, and may continue to be caused by, a number of factors, including:
•	the size, timing and terms of customer orders;

•	the introduction of new products by our competitors and competitive pricing pressures;

•	the timing of the introduction of new products and new versions of best-of-breed products;

•	shifts in our product or services mix;

•	changes in our operating expenditures;

•	decreases in our gross profit as a percentage of revenues for mature products; and

•	changes in foreign currency exchange rates
     Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indications of our future performance. We cannot assure you that we will be profitable on a quarter-to-quarter basis or that our future revenues and operating results will meet or exceed the expectations of securities analysts and investors. Failure to be profitable on a quarterly basis or to meet such expectations could cause a significant decrease in the trading price of our common stock. The following table quantifies the fluctuations in our period-to-period results for fiscal year 2006 and 2005. Net loss includes non-cash charges related to convertible preferred stock (amounts in thousands).

	TOTAL	GROSS	OPERATING	NET
	REVENUE	PROFIT	LOSS	LOSS

2006:
Second quarter	$31,635	$6,401	$(3,463)	$(4,148)
First quarter	39,331	8,078	(2,090)	(3,623)

Total	$70,966	$14,479	$(5,553)	$(7,771)

2005:
Fourth quarter	$35,561	$4,487	$(8,223)	$(9,516)
Third quarter	39,516	7,772	(3,255)	(3,205)
Second quarter	31,500	7,213	(2,408)	(2,981)
First quarter	26,036	6,047	(1,697)	(1,918)

Total	$132,613	$25,519	$(15,583)	$(17,620)

Our solutions are complex and may contain undetected software or hardware errors that could be difficult, costly, and time-consuming to repair.
     Although we have not experienced significant undetected software or hardware errors to date, given the complex nature of our solutions, we believe the risk of undetected software or hardware errors may occur in networking products primarily when they are first introduced or as new versions of products are released. These errors, if significant, could:
•	adversely affect our sales;

•	cause us to incur significant warranty and repair costs;

•	cause significant customer relations problems;

•	harm our competitive position;

•	hurt our reputation; and

•	cause purchase delays.
Any of these effects could materially harm our business or results of operations.
All domestic employment at MTI, including employment of our domestic key personnel, is “at will.”
     Both MTI and its U.S. employees have the right to terminate their employment at any time, with or without advance notice, and with or without cause. We believe that our success is dependent, to a significant extent, upon the efforts and abilities of our salespeople, technical staff and senior management team, particularly our executive officers, who have been instrumental in setting our strategic plans. The loss of the services of our key personnel, especially to our competitors, could materially harm our business. The failure to retain key personnel, or to implement a succession plan to prepare qualified individuals to join us upon the loss of a member of our key personnel, could materially harm our business.

We may have difficulty managing any future growth effectively.
     During fiscal year 2003 as part of our restructuring plan, we completely ceased manufacturing our legacy products, resulting in workforce reductions of manufacturing, R&D and sales positions and the partial and complete closures of under-utilized facilities. At the same time, we made a strategic shift from manufacturing our products to reselling EMC products when we entered into the Reseller Agreement with EMC on March 31, 2003.
     Historically, we have not experienced difficulty managing growth. However, as a result of the restructuring plan and our transition to becoming a reseller, our facilities, personnel, operating and financial systems may not be sufficient to effectively manage our expected future growth and, as a result, we may lose our ability to respond to new opportunities promptly. Additionally, our expected revenue growth may not materialize and increases in our operating expenses in response to the expected revenue growth may harm our operating results and financial condition.
     Our growth is currently focused on increasing EMC product sales and providing a broad range of professional services. To accomplish these goals, we are dependent upon many factors, including but not limited to, recruiting, hiring, training and retaining significant numbers of qualified sales and professional services personnel in various geographic regions.
We may face inherent costly damages or litigation costs if third parties claim that we infringe upon their intellectual property rights.
     Although we have not experienced material costs with respect to proprietary rights infringement cases, there is risk that our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. Though the majority of our future product sales are expected to be third party products, and the applicable third party manufacturers will defend their own intellectual property rights, in the event such claims are made against our suppliers, we may be faced with a situation in which we cannot sell the products and thus our results of operations could be significantly and adversely affected. In addition, we may receive communications from other parties asserting that our employees’ or our own intellectual property infringes on their proprietary rights. If we become liable to any third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses, or to cease selling the applications that contain the infringing intellectual property. Litigation is subject to inherent uncertainties, and any outcome unfavorable to us could materially harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, likely would be time-consuming, costly, and a distraction to our management personnel. Adverse publicity related to any intellectual property litigation also could harm the sale of our products and damage our competitive position.
If we and our partners are unable to comply with evolving industry standards and government regulations, we may be unable either to sell our solutions or to be competitive in the marketplace.
     Our solutions must comply with current industry standards and government regulations in the United States and internationally. Any new products and product enhancements that we sell in the future also must meet industry standards and government regulations at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals could materially harm our business. In addition, such compliance may be time-consuming and costly. Our solutions integrate SAN, NAS, DAS and CAS technologies into a single storage architecture. Components of these architectures must comply with evolving industry standards, and we depend upon our suppliers to provide us with products that meet these standards. If our suppliers or customers do not support the same industry standards that we do, or if competing standards emerge that we do not support, market acceptance of our products could suffer.

Our stock price may be volatile, which could lead to losses by investors and to securities litigation.
     The value of an investment in our company could decline due to the impact of any of the following factors upon the market price of our common stock:
•	failure of our results from operations to meet the expectations of public market analysts and investors;

•	the timing and announcement of new or enhanced products or services by us, our partners or by our competitors;

•	speculation in the press or investment community about our business or our competitive position;

•	the volume of trading in our common stock; and

•	market conditions and the trading price of shares of technology companies generally.
     In addition, stock markets, particularly The Nasdaq Capital Market, where our shares are listed, have experienced extreme price and volume fluctuations, and the market prices of securities of companies such as ours have been highly volatile. These fluctuations have often been unrelated to the operating performance of such companies. Fluctuations such as these may affect the market price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.
Our stockholders may be diluted by the conversion of outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the exercise of warrants to purchase common stock issued in our June 2004 and November 2005 private placements.
     There are currently 566,797 shares of our Series A Convertible Preferred Stock outstanding, which are convertible at any time at the direction of their holders. Each share of Series A Convertible Preferred Stock is convertible into a number of shares of common stock equaling its stated value plus accumulated and unpaid dividends, divided by its conversion price then in effect. Each share of Series A Convertible Preferred Stock is presently convertible into approximately 12.8 shares of common stock, but is subject to adjustment upon certain dilutive issuances of securities. The outstanding shares of Series A Convertible Preferred Stock are currently convertible into an aggregate of approximately 7.3 million shares of common stock. Dividends accrue on the Series A Convertible Preferred Stock at an annual rate of 8%, and the holders of Series A Convertible Preferred Stock may convert the accrued dividends into shares of common stock to the extent we have not previously paid such dividends in cash. Accrued and unpaid dividends totaled $1,553,000 as of October 1, 2005. The holders of Series A Convertible Preferred Stock are also entitled to anti-dilution protection, pursuant to which the conversion price would be reduced using a weighted-average calculation in the event we issue certain additional securities at a price per share less than their conversion price then in effect. In addition, the holders of the Series A Convertible Preferred Stock have preemptive rights to purchase a pro rata portion of certain future issuances of our equity securities.

     There are also currently 1,582,023 shares of our Series B Convertible Preferred Stock outstanding, which are convertible at any time at the direction of their holders. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of common stock equaling its stated value plus accumulated and unpaid dividends, divided by its conversion price then in effect. Each share of Series B Convertible Preferred Stock is presently convertible into 10 shares of common stock, but is subject to adjustment upon certain dilutive issuances of securities by the Company. The outstanding shares of Series B Convertible Preferred Stock are currently convertible into an aggregate of approximately 15.8 million shares of common stock. Dividends accrue on the Series B Convertible Preferred Stock at an annual rate of 8%, and the holders of Series B Convertible Preferred Stock may convert the accrued dividends into shares of common stock to the extent we have not previously paid such dividends in cash. The holders of Series B Convertible Preferred Stock are also entitled to anti-dilution protection, pursuant to which the conversion price would be reduced using a weighted-average calculation in the event we issue certain additional securities at a price per share less than their conversion price then in effect. In addition, the holders of Series B Convertible Preferred Stock have preemptive rights to purchase a pro rata portion of certain future issuances of our equity securities.
     There are currently warrants outstanding to purchase up to 1,624,308 shares of our common stock, which are held by the holders of our Series A Convertible Preferred Stock. The exercise price for such warrants is $3.10 per share. The warrants are currently exercisable and expire in December 2014. There are currently warrants outstanding to purchase up to 5,932,587 shares of our common stock, which are held by the holders of our Series B Convertible Preferred Stock. The exercise price for such warrants is $1.26 per share. The warrants are currently exercisable and expire in November 2015.

     Furthermore, if we have an indemnity obligation under the Securities Purchase Agreement we entered into in connection with the Series B financing, then we may, if we and the Series B investors agree, settle up to $2.0 million of that indemnity obligation by issuing up to an additional $2.0 million (158,203 shares) of Series B Convertible Preferred Stock and warrants to purchase 37.5% of the number of shares of common stock into which such additional shares of Series B Convertible Preferred Stock are convertible when issued. If any such indemnity obligation is not satisfied by issuing shares of Series B Convertible Preferred Stock and warrants, then it will be satisfied through a cash payment.
     If the holders of our Series A Convertible Preferred Stock or Series B Convertible Preferred Stock convert their shares or exercise the warrants they now hold, or that they may in the future be issued as a result of any indemnity obligations that we may have in connection with the Series B financing, we would be required to issue additional shares of common stock, resulting in dilution of existing common stockholders and potentially a decline in the market price of our common stock.
Our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have preferential liquidation rights that will reduce the amount of assets that may be distributed to the holders of our common stock in the event of a liquidation of MTI.
     Upon effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving us or any of our subsidiaries, the holders of our Series B Convertible Preferred Stock and Series A Convertible Preferred Stock, in that order of priority, will be entitled to be paid a liquidation preference out of our assets that are legally available for distribution to our stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. In addition, any dividends on either class of currently outstanding preferred stock that remain unpaid through the date of a Liquidation Event, and any additional shares of preferred stock of any class that contain preferential liquidation rights that are issued prior to a Liquidation Event, would adversely impact amounts, if any, available for distribution to holders of our common stock upon a Liquidation Event. There can be no assurance if, when or at what price a Liquidation Event could occur.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
     We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors regarding our assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.

We may fail to comply with Nasdaq Marketplace Rules.
     Our securities have traded on the Nasdaq Capital Market since August 16, 2002. We believe we are currently in compliance with Nasdaq Capital Market continued listing requirements. However, we failed to comply with Nasdaq Marketplace Rules, particularly with the minimum bid price requirement, in fiscal year 2002, and may in the future fail to comply with the minimum bid price requirement, or other continued listing requirements. If that happens and we do not regain compliance by the end of the applicable grace period, our stock would be delisted and we would likely seek to list our common stock on the over-the-counter market, which is viewed by many investors as a less liquid marketplace. As a result, the price per share of our common stock would likely decrease materially and the trading market for our common stock, our ability to issue additional securities and our ability to secure additional financing would likely be materially and adversely affected.
We have adopted anti-takeover defenses that could affect the price of our common stock.
     Our restated certificate of incorporation and amended and restated bylaws contain various provisions, including notice provisions and provisions authorizing us to issue preferred stock, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. Also, the rights of holders of our common stock may be affected adversely by the rights of holders of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and any other preferred stock that we may issue in the future that would be senior to the rights of the holders of our common stock. Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents that we incorporate by reference contain statements relating to MTI Technology Corporation that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. All statements included in this prospectus and the documents that we incorporate by reference, other than those that are historical, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “may,” “assume” and “continue,” as well as variations of such words and similar expressions, also identify forward-looking statements. Forward-looking statements in this prospectus include, without limitation, statements regarding: our expectations about the amount and accounting treatment of the beneficial conversion discount of our Series B financing; our ability to improve revenue and maximize our relationship with EMC; expansion of our service organization; personnel; forecasting; controlling expenses; and managing assets.
     Forward-looking statements, including those regarding our expectations, beliefs, anticipations, objectives, intentions, plans and strategies regarding the future, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statement. These risks and uncertainties include, but are not limited to:
•	disruption in our relationship with EMC;

•	market demand for new and existing products;

•	our ability to compete in the market;

•	our ability to reduce our cash consumption;

•	successful development and introduction of new products and services;

•	pricing pressures and other competitive factors;

•	order and shipment uncertainty;

•	product defects;

•	intellectual property infringement claims by others and our ability to protect our intellectual property;

•	our ability to maintain operating expenses within anticipated levels; and

•	our ability to attract and retain qualified personnel.
     The forward-looking statements in this prospectus are subject to additional risks and uncertainties, including those set forth herein under the heading “Risk Factors” and those detailed from time to time in our filings with the SEC. All forward-looking statements contained in this prospectus are made only as of the date on the cover hereof and, except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
     The net proceeds from the sale of the selling stockholders’ common stock will be received by the selling stockholders. We will not receive any proceeds from such sales. However, we may receive proceeds from the exercise of the warrants if they are exercised. Any funds received from the exercise of the warrants will be used for general corporate purposes.
SELLING STOCKHOLDERS
     In a private placement financing on June 17, 2004, the selling stockholders purchased Series A Convertible Preferred Stock and warrants from us. In that financing, we entered into an Investor Rights Agreement with the selling stockholders in which we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register the resale of the shares of our common stock issuable upon either the conversion of the Series A Convertible Preferred Stock or exercise of the warrants issued to the selling stockholders in the June 2004 private placement. We also agreed that we would keep the registration statement effective either until the shares registered are sold or until the shares may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act. On November 2, 2005, we amended and restated the Investor Rights Agreement, but the selling stockholder’s registration rights with respect to the shares offered pursuant to this prospectus remained substantially the same.
     We are registering a total of 8,888,230 shares of common stock, consisting of the 7,263,922 shares presently issuable upon the conversion of the Series A Convertible Preferred Stock and the 1,624,308 shares issuable upon the exercise of the warrants sold to the selling stockholders in the June 2004 private placement. A total of 5,667,970 shares of common stock were initially issuable upon conversion of the Series A Convertible Preferred Stock, but, as a result of the anti-dilution adjustment to the conversion price of the Series A Convertible Preferred Stock necessitated by the Series B financing described in the “Recent Developments” section of this prospectus beginning on page 2, a total of 7,263,922 shares of common stock are presently issuable upon conversion of the Series A Convertible Preferred Stock. The Series B financing did not necessitate a change in the number of shares of common stock issuable upon exercise of the warrants sold to the selling stockholders in the June 2004 private placement.
     The term “selling stockholder” includes donees, pledges, transferees and other successors-in-interest who receive the shares of common stock covered by this prospectus from the selling stockholders listed below subsequent to the date hereof. We are unaware of when or in what amounts any of the selling stockholders may offer for sale shares of common stock covered by this prospectus, and the selling stockholders may in fact choose not to sell any of such shares.

     The following table sets forth: (1) the name of each of the stockholders for whom we are registering the shares under this Registration Statement; (2) the number of shares of our common stock beneficially owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on an assumed aggregate of 66,216,725 shares of common stock outstanding as of November 18, 2005. This number includes: (i) 35,575,678 shares of common stock actually outstanding as of November 18, 2005; (ii) the assumed conversion of all outstanding shares of Series A Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 7,263,922 shares of common stock; (iii) the assumed exercise of all warrants to purchase common stock issued in our June 2004 private placement and held by the applicable entity as of November 18, 2005 for an aggregate of 1,624,308 shares of common stock; (iv) the assumed conversion of all outstanding shares of Series B Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 15,820,230 shares of common stock; and (v) the assumed exercise of all warrants to purchase common stock issued in our November 2005 private placement and held by the applicable entity as of November 18, 2005 for an aggregate of 5,932,587 shares of common stock. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares covered by this prospectus.
     As described in the “Recent Developments” section of this prospectus beginning on page 2, on November 2, 2005 we completed a private placement transaction in which we issued 1,582,023 shares of our Series B Convertible Preferred Stock and warrants to purchase an aggregate of 5,932,587 shares of our common stock at a per share exercise price of $1.26. Each share of Series B Convertible Preferred Stock is initially convertible into 10 shares of common stock (subject to adjustment in certain circumstances). The securities issued to the selling stockholders in the Series B financing and the shares of common stock issuable upon conversion or exercise of those securities are not being offered pursuant to this prospectus.
     We have determined beneficial ownership indicated in the following table in accordance with the rules of the SEC. Under those rules, if a person holds convertible securities, options or warrants to purchase shares of our common stock that are convertible or exercisable within 60 days of November 18, 2005, those shares are included in the person’s reported holdings and in the calculation of the percentage of common stock owned by that person. All warrants to purchase common stock that we issued in connection with our June 2004 and November 2005 private placements are currently exercisable. The figures in the following table do not include 16,667 shares of common stock issuable upon exercise of stock options held by Michael Pehl that are exercisable within 60 days of November 18, 2005. Mr. Pehl is one of our directors and may be deemed an affiliate of each of the selling stockholders except EMC Corporation.

	Common Stock				Common Stock	Percentage of
	Beneficially Owned		Common Stock Being		Owned	Outstanding Common
	Prior to the		Offered Pursuant to		Upon Completion of	Stock Owned Upon
Selling Stockholder	Offering		this Prospectus		Offering(1)	Completion of Offering(1)
Digital Media & Communications III Limited Partnership(2)(3)	4,779,490	(4)	1,364,402	(5)	3,415,088	5.2%
Digital Media & Communications III-A Limited Partnership(2)(3)	2,288,527	(6)	653,308	(7)	1,635,219	2.5%
Digital Media & Communications III-B Limited Partnership(2)(3)	846,941	(8)	241,776	(9)	605,165	*
Digital Media & Communications III-C Limited Partnership(2)(3)	11,869,390	(10)	3,388,349	(11)	8,481,041	12.8%
Digital Media & Communications III-D C.V.(2)(3)	1,569,302	(12)	447,989	(13)	1,121,313	1.7%
Digital Media & Communications III-E C.V.(2)(3)	1,046,188	(14)	298,655	(15)	747,533	1.1%
Advent Partners DMC III Limited Partnership(2)(3)	336,282	(16)	96,001	(17)	240,281	*
Advent Partners II Limited Partnership(2)(3)	96,511	(18)	27,555	(19)	68,956	*
EMC Corporation	7,808,416	(20)	2,370,195	(21)	5,438,221	8.2%

*	Less than 1%

(1)	Assumes that the selling stockholders retain all shares of Series B Convertible Preferred Stock and warrants that we issued to them in connection with the Series B financing, as well as any shares of common stock issuable to them upon conversion or exercise of those securities.

(2)	Advent International Corporation (“AIC”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds. AIC is a registered investment advisor.

(3)	As a result of a minority portfolio investment made by these selling stockholders that are affiliated with Advent International Corporation in an entity that is a broker-dealer, such selling stockholders are, technically, affiliates of a broker-dealer. These selling stockholders acquired and are holding their interests in the entity that is a broker-dealer for investment, and not operational, purposes. Our securities that are beneficially owned by these selling stockholders were acquired in the ordinary course of business and, at the time of the acquisition, such selling stockholders did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(4)	Includes 1,115,059 shares issuable upon conversion of Series A Convertible Preferred Stock and 249,343 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 2,483,700 shares issuable upon conversion of Series B Convertible Preferred Stock and 931,388 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(5)	Includes 1,115,059 shares issuable upon conversion of Series A Convertible Preferred Stock and 249,343 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(6)	Includes 533,916 shares issuable upon conversion of Series A Convertible Preferred Stock and 119,392 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 1,189,250 shares issuable upon conversion of Series B Convertible Preferred Stock and 445,969 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(7)	Includes 533,916 shares issuable upon conversion of Series A Convertible Preferred Stock and 119,392 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(8)	Includes 197,593 shares issuable upon conversion of Series A Convertible Preferred Stock and 44,183 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 440,120 shares issuable upon conversion of Series B Convertible Preferred Stock and 165,045 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(9)	Includes 197,593 shares issuable upon conversion of Series A Convertible Preferred Stock and 44,183 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(10)	Includes 2,769,135 shares issuable upon conversion of Series A Convertible Preferred Stock and 619,214 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 6,168,030 shares issuable upon conversion of Series B Convertible Preferred Stock and 2,313,011 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(11)	Includes 2,769,135 shares issuable upon conversion of Series A Convertible Preferred Stock and 619,214 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(12)	Includes 366,120 shares issuable upon conversion of Series A Convertible Preferred Stock and 81,869 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 815,500 shares issuable upon conversion of Series B Convertible Preferred Stock and 305,813 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(13)	Includes 366,120 shares issuable upon conversion of Series A Convertible Preferred Stock and 81,869 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(14)	Includes 244,076 shares issuable upon conversion of Series A Convertible Preferred Stock and 54,579 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 543,660 shares issuable upon conversion of Series B Convertible Preferred Stock and 203,873 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(15)	Includes 244,076 shares issuable upon conversion of Series A Convertible Preferred Stock and 54,579 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(16)	Includes 78,458 shares issuable upon conversion of Series A Convertible Preferred Stock and 17,543 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 174,750 shares issuable upon conversion of Series B Convertible Preferred Stock and 65,531 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(17)	Includes 78,458 shares issuable upon conversion of Series A Convertible Preferred Stock and 17,543 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(18)	Includes 22,519 shares issuable upon conversion of Series A Convertible Preferred Stock and 5,036 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 50,150 shares issuable upon conversion of Series B Convertible Preferred Stock and 18,806 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(19)	Includes 22,519 shares issuable upon conversion of Series A Convertible Preferred Stock and 5,036 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

(20)	Includes 1,937,046 shares issuable upon conversion of Series A Convertible Preferred Stock and 433,149 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 3,955,070 shares issuable upon conversion of Series B Convertible Preferred Stock and 1,483,151 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(21)	Includes 1,937,046 shares issuable upon conversion of Series A Convertible Preferred Stock and 433,149 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement.

Relationships with Selling Stockholders
     As part of the June 2004 private placement, Michael Pehl, an operating partner with Advent International Corporation (which is an affiliate of the selling stockholders other than EMC), joined our Board of Directors, and a representative of EMC has been granted rights to observe meetings of our Board of Directors. As of March 31, 2003, we entered into a reseller agreement with EMC and as a result we have become a reseller and service provider of EMC systems and software. Sales of EMC products accounted for 81% and 83% of our revenues in our fiscal year ended April 2, 2005 and for the six months ended October 1, 2005, respectively.
     As described in the “Recent Developments” section of this prospectus beginning on page 2, on November 2, 2005 we sold 1,582,023 shares of our Series B Convertible Preferred Stock and warrants to purchase an aggregate of 5,932,587 shares of our common stock to the selling stockholders named in this prospectus. The holders of our Series B Convertible Preferred Stock are entitled to elect one member of our Board of Directors, as well as to designate up to two individuals to attend our board meetings as non-voting observers. The holders of our Series B Convertible Preferred Stock have not presently chosen to elect a member of the Board of Directors.
Description of Series A Convertible Preferred Stock and Warrants
     The following is a summary of certain provisions of the following: the Securities Purchase Agreement pursuant to which the selling stockholders purchased the Series A Convertible Preferred Stock and warrants from us; our Certificate of Designation for the Series A Convertible Preferred Stock; the warrants; an Amended and Restated Investor Rights Agreement among us and the selling stockholders; and a Voting Agreement among Canopy, the selling stockholders and, for limited purposes, us. This summary is qualified in its entirety by reference to such documents, copies of which are incorporated herein by reference as exhibits to this prospectus.

Securities Purchase Agreement
     In the Securities Purchase Agreement,we made representations and warranties regarding our corporate existence and power, authorization, compliance with laws and regulations, our material contracts, capitalization and financial statements, tax matters, rights to intellectual property, affiliate transactions and certain other representations and warranties customary for a private placement of securities. The representations and warranties are qualified by disclosure schedules, and accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts. Furthermore, the facts underlying the representations and warranties may have changed since the time at which the representations and warranties were made. The Securities Purchase Agreement also provided for covenants by us relating to our conduct prior to closing, such as conducting our and our subsidiaries’ businesses in the ordinary course, and the maintenance of directors’ and officers’ insurance and certain other covenants customary for a private placement of securities. We also agreed to provide the selling stockholders with rights of indemnification for any losses they may incur in the event of a breach of any of such representations, warranties or covenants. The maximum amount of aggregate losses incurred for which we would be liable in such an event is limited to $4,500,000. We have also agreed, among other things, that we will use the proceeds of the transaction (a) to pay down a portion of our outstanding debt for borrowed money, (b) to pay the selling stockholders’ transaction expenses, and (c) for our general working capital.
     As described in the “Recent Developments” section of this prospectus beginning on page 2, we also entered into a Securities Purchase Agreement in connection with the Series B financing.
Certificate of Designation
     Under the Certificate of Designation for the Series A Convertible Preferred Stock, each share of Series A Convertible Preferred Stock has an initial stated value of $26.4645, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of our Board of Directors. Other than with respect to the election of directors, the holders of Series A Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series A Convertible Preferred Stock will be entitled to 8.5369 votes.
     The approval of the holders of a majority of the Series A Convertible Preferred Stock, voting as a separate class, will be required to approve certain corporate actions, including:

•	any amendment of our charter or bylaws that adversely affects the holders of Series A Convertible Preferred Stock;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Convertible Preferred Stock;

•	any increase in the size of our Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving us or any of our subsidiaries;

•	any sale of our assets or those of a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more the $5.0 million; and

•	any incurrence of additional debt for borrowed money in excess of $1.0 million.

     The holders of Series A Convertible Preferred Stock, exclusively and as a single class, are entitled to elect one member of our Board of Directors, unless the ratio of the voting power of the Series A Convertible Preferred Stock to the total voting power of all of our voting stock falls below a certain level.
     Upon a Liquidation Event, the holders of Series A Convertible Preferred Stock will be entitled to be paid a liquidation preference out of our assets of legally available for distribution to our stockholders, before any payment may be made to the holders of common stock or any other holders of junior stock and after any payment shall be made to the holders of any stock ranking on liquidation senior to the Series A Convertible Preferred Stock, including our Series B Convertible Preferred Stock. The liquidation preference will be equal to either of the following, as determined by vote of a majority of the shares of the Series B Convertible Preferred Stock outstanding immediately prior to the Liquidation Event, and if no such shares are outstanding then the greater of:

•	(a) the stated value plus (b) any accumulated but unpaid dividends plus (c) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and participated in distributions to the holders of common stock, after the payment of the stated value and any accumulated but unpaid dividends; and
•	(a) the stated value plus (b) the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and participated in distributions to the holders of common stock, after the payment of the stated value.
     Each share of Series A Convertible Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the Series A Convertible Preferred Stock’s stated value divided by the conversion price. Each share of Series A Convertible Preferred Stock is currently convertible into approximately 12.8 shares of common stock. The current conversion price of $2.0650 per share is subject to adjustment if certain events occur. The Series A Convertible Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price then in effect.
     At any time on or after June 17, 2009, we will have the right to redeem all or certain portions of the Series A Convertible Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and (2) the average closing price per share of common stock on the Nasdaq Stock Market for the twenty (20) trading days prior to (and not including) the date upon which we exercise our right to redeem the Series A Convertible Preferred Stock, multiplied by the number of shares of common stock into which such share of Series A Convertible Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. The redemption by us shall apply only to Series A Convertible Preferred Stock not converted prior to the redemption date stated in our redemption notice.
     At any time on or after June 17, 2009, each holder of Series A Convertible Preferred Stock may require us to purchase all or any portion of such holder’s Series A Convertible Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.
     Each holder of Series A Convertible Preferred Stock will generally be entitled to participate in future issuances of certain equity securities by us on a proportional basis based upon the number of the of shares of common stock they hold assuming the conversion of all shares of convertible preferred stock and exercise of all warrants then held by the particular holder.
     The foregoing description of the Certificate of Designation for the Series A Convertible Preferred Stock reflects a certificate of amendment (the “Certificate of Amendment”) to the Certificate of Designation adopted and approved by our stockholders in November 2005 in connection with the Series B financing. The Certificate of Amendment amended the Certificate of Designation to: remove the “conversion threshold” provision that it previously contained and which limited the number of shares of common stock that could be issued upon aggregate conversions of the Series A Convertible Preferred Stock; revise the liquidation preferences of the Series A Convertible Preferred Stock in light of the issuance of the Series B Convertible Preferred Stock; and to make conforming changes to the preemptive rights granted to the Series A Convertible Preferred Stock to reflect the issuance of the Series B Convertible Preferred Stock.
Warrants
     Until June 17, 2015, the holders of the warrants issued in the June 2004 private placement may acquire shares of common stock at an exercise price of $3.10 per share. The warrants will be exercisable for cash or through a “cashless exercise” feature. The number of shares for which each warrant is exercisable is subject to adjustment in the event of stock splits, recapitalizations or reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the common stock, each warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the warrant for shares of common stock immediately prior to such event. If we declare any dividends on the common stock prior to the exercise of any warrant, such dividends will be payable to the holder upon the subsequent exercise of the warrant.

Amended and Restated Investor Rights Agreement
     We entered into an Investor Rights Agreement with the selling stockholders in connection with our June 2004 Series A financing. We amended and restated the Investor Rights Agreement in connection with the November 2005 Series B financing. Pursuant to the terms of the Amended and Restated Investor Rights Agreement, we granted the selling stockholders certain registration rights with respect to (a) the shares of common stock that are issuable upon conversion of their shares of Series A Convertible Preferred Stock and upon exercise of the related warrants they received in connection with their purchase of Series A Convertible Preferred Stock, (b) the shares of common stock that are issuable upon conversion of their shares of Series B Convertible Preferred Stock and the Warrants, and (c) any other shares of common stock that the selling stockholders may hold (collectively, the “Registrable Shares”). The holders of a majority of the Registrable Shares are entitled to three demand registrations and unlimited incidental, or so-called “piggyback,” registration rights, subject to certain restrictions.
     In connection with demand registrations under the Amended and Restated Investor Rights Agreement, the aggregate value of the registration must be at least $5 million. We are required to notify the selling stockholders of our intention to file a registration statement, including for a registered public offering involving an underwriting. The shares issuable upon conversion of our preferred stock have priority over other types of our equity securities in the event that marketing factors require a limitation on the number of shares to be underwritten and registered.
     In addition, we are required to file a registration statement with the SEC covering the sale of the Registrable Shares, and are required to keep the registration statement effective either until the Registrable Shares are sold or until they may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act. We agreed to indemnify and hold harmless each investor, as well as other specified persons, participating in any registration under the Amended and Restated Investor Rights Agreement.
     The Amended and Restated Investor Rights Agreement entitles the holders of our Series A Convertible Preferred Stock and our Series B Convertible Preferred Stock to each appoint one member to our Board of Directors (the “Series A Director” and “Series B Director,” respectively) and to designate up to two individuals to attend our board meetings as non-voting observers. If at any time the holders of the Series A Convertible Preferred Stock or Series B Convertible Preferred Stock are unable to appoint their respective directors by reason of the provisions of the certificate of designation governing the rights, preferences and privileges of their preferred stock, we have agreed to increase the number of members of the Board of Directors to such number as will allow the holders of the affected classes of preferred stock to appoint their respective director. If the Board of Directors is prohibited from doing so by our bylaws, we have agreed that we will submit a proposal to our stockholders to expand the Board of Directors.
     Pursuant to the terms of the Amended and Restated Investor Rights Agreement, as long as Digital Media & Communications III Limited Partnership (“DMC III”) owns any shares of Series A Convertible Preferred Stock, it will be entitled to nominate the individual who will serve as the Series A Director, after consultation with the other holders of the Series A Convertible Preferred Stock. DMC III has essentially the same rights with respect to the nomination of the individual who will serve as the Series B Director. After DMC III no longer owns any shares of Series A Convertible Preferred Stock, the Series A Director will be nominated by stockholders holding a majority of the Series A Convertible Preferred Stock, and likewise with respect to the Series B Director.
     Other provisions of the Amended and Restated Registration Rights Agreement provide that we are required to continue to comply with federal securities laws, are not be permitted to grant registration rights to other persons that conflict with the registration rights of the selling stockholders under the Amended and Restated Investor Rights Agreement, and are required to provide certain annual, quarterly and monthly financial information to the selling stockholders.

Voting Agreement
     Pursuant to the Voting Agreement, when any matter involving (a) a merger, consolidation or liquidation of the Company, (b) a sale of 20% or more of our voting securities, (c) an issuance of securities by us representing more than 20% of our outstanding voting securities, (d) a sale of assets representing 20% or more of either our book or fair market value , or (e) an acquisition by us of an equity interest or assets of another person representing 20% or more of our market capitalization, is submitted to the vote of our stockholders, Canopy has agreed that either (x) the common stock it holds will be voted by Advent (pursuant to a proxy) in proportion to the selling stockholders’ votes on the matter, or (y) if Canopy wishes that any of its common stock be voted differently than the selling stockholders’ votes on the issue, Canopy will, if the selling stockholder so requests, purchase the Series A Convertible Preferred Stock owned by any selling stockholder with which the Canopy votes are not aligned. The price per share of Series A Convertible Preferred Stock Canopy would pay in that situation would be an amount equal to two times the sum of the stated value plus any accrued but unpaid dividends thereon.
     If at any time the selling stockholders are unable to designate the Series A Director, Canopy will be required to vote its shares of common stock for a nominee for election to our Board of Directors chosen by the selling stockholders, and the selling stockholders will be required to vote for a nominee chosen by Canopy.
     Canopy may not sell any common stock, or other securities of ours that it may hold, to certain competitors without the prior written consent of the selling stockholders. In addition, if Canopy proposes to sell any common stock or other securities of ours to a third party, the selling stockholders will be entitled to purchase such common stock or securities on the same terms as Canopy proposes to sell such common stock or securities to the third party. Alternatively, each selling stockholder may choose to sell a proportional amount of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party, with a corresponding reduction in the common stock or securities that Canopy sells to the third party. If, pursuant to such right, a selling stockholder could sell 50% or more of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party, such selling stockholder may then sell all of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party and the amount Canopy would sell would be further reduced. These transfer restrictions do not apply, however, to either (a) transfers by Canopy of common stock or securities to a third party that is acquiring all or substantially all of Canopy’s assets or (b) transfers by Canopy pursuant to Rule 144 under the Securities Act of 1933 or an effective registration statement.

PRINCIPAL STOCKHOLDERS
     The following table sets forth certain information about the beneficial ownership of our common stock by the following persons and groups as of November 18, 2005:
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 during our prior fiscal year;

•	all of our current directors and executive officers as a group; and

•	each of our stockholders that are selling shares in this offering.

     Applicable percentage ownership in the following table is based on an assumed aggregate of 66,216,725 shares of common stock outstanding as of November 18, 2005, giving effect to and including: (i) 35,575,678 shares of common stock actually outstanding as of November 18, 2005; (ii) the assumed conversion of all outstanding shares of Series A Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 7,263,922 shares of common stock; (iii) the assumed exercise of all warrants to purchase common stock issued in our June 2004 private placement and held by the applicable persons or groups as of November 18, 2005 for an aggregate of 1,624,308 shares of common stock; (iv) the assumed conversion all outstanding shares of Series B Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 15,820,230 shares of common stock; and (v) the assumed exercise of all warrants to purchase common stock issued in our November 2005 private placement and held by the applicable persons or groups as of November 18, 2005 for an aggregate of 5,932,587 shares of common stock.
     We have determined beneficial ownership indicated in the following table in accordance with the rules of the SEC. Under those rules, if a person holds convertible securities, options or warrants to purchase shares of our common stock that are convertible or exercisable within 60 days of November 18, 2005, those shares are included in the person’s reported holdings and in the calculation of the percentage of common stock owned by that person. All warrants to purchase common stock that we issued in connection with our June 2004 and November 2005 private placements are currently exercisable.

     Holders of our Series A Convertible Preferred Stock generally vote with holders of our common stock on an as-converted basis on any matter (other than the election of directors) presented for stockholder action or consideration, except that the maximum number of votes represented by each share of Series A Convertible Preferred Stock is 8.5369, which is subject to adjustment for stock splits, recapitalizations and similar adjustments to our capital stock. Holders of our Series B Convertible Preferred Stock generally vote with holders of our common stock on an as-converted basis on any matter (other than the election of directors) presented for stockholder action or consideration, except that the maximum number of votes represented by each share of Series B Convertible Preferred Stock is 8.7792, which is subject to adjustment for stock splits, recapitalizations and similar adjustments to our capital stock. Except as otherwise indicated and subject to the effect of applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares of our capital stock that they beneficially own.

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number		Percent
5% Stockholders

The Canopy Group, Inc.	14,463,285	(2)	21.8%
333 South 520 West, Suite 300 Lindon, Utah 84042

Entities affiliated with Advent International Corporation (3)	22,849,298	(4)	34.5%
c/o Advent International Corporation 75 State Street, 29th Floor Boston, Massachusetts 02109

EMC Corporation	7,808,416	(5)	11.8%
176 South Street Hopkinton, Massachusetts 01748

Directors and Certain Executive Officers

Thomas P. Raimondi, Jr.	988,044	(6)	1.5%
Lawrence P. Begley	—		*
Franz L. Cristiani	120,001	(7)	*
William Mustard	14,463,285	(8)	21.8%
Michael Pehl	22,849,298	(9)	34.5%
John T. Repp	105,001	(10)	*
Kent D. Smith	100,001	(11)	*
Nick Boland	515,468	(12)	*
Jon Caputo	66,233	(13)	*
Keith Clark	780,402	(14)	1.2%
Scott J. Poteracki	211,197	(15)	*
Richard L. Ruskin	262,371	(16)	*
All current directors and executive officers as a group (10 persons)	39,879,600	(17)	60.0%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o MTI Technology Corporation, Attn: Corporate Secretary, 17595 Cartwright Road, Irvine, California 92614.

(2)	Based on the Schedule 13G filed with the SEC on February 24, 2004.

(3)	Advent International Corporation (“AIC” or “Advent”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds. The Funds hold shares of our Series A Convertible Preferred Stock and related warrants and also holds shares of our Series B Convertible Preferred Stock and related warrants. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, the Funds, EMC Corporation, The Canopy Group, Inc. and their respective representatives.

(4)	Based on the Schedule 13D filed with the SEC on November 14, 2005 and in accordance with the assumptions described above, and includes: (i) 5,326,876 shares of common stock issuable upon conversion of 415,651 shares of Series A Convertible Preferred Stock currently held by the Funds; (ii) 1,191,159 shares of common stock issuable upon exercise of warrants held by the Funds that were issued to them in connection with our sale of Series A Convertible Preferred Stock in June 2004; (iii) 11,865,160 shares of common stock issuable upon conversion of 1,186,516 shares of Series B Convertible Preferred Stock currently held by the Funds; and (iv) 4,449,436 shares of common stock issuable upon exercise of warrants held by the Funds that were issued to them in connection with our sale of Series B Convertible Preferred Stock in November 2005. Also includes 16,667 shares of common stock issuable upon exercise of options held by Mr. Pehl that are exercisable within 60 days of November 18, 2005.

(5)	Based on the Schedule 13D filed with the SEC on November 10, 2005 and in accordance with the assumptions described above, and includes: (i) 1,937,046 shares of common stock issuable upon conversion of 151,146 shares of Series A Convertible Preferred Stock currently held by EMC Corporation; (ii) 433,149 shares of common stock issuable upon exercise of warrants held by EMC that were issued to it in connection with our sale of Series A Convertible Preferred Stock in June 2004; (iii) 3,955,070 shares of common stock issuable upon conversion of 395,507 shares of Series B Convertible Preferred Stock currently held by EMC; and (iv) 1,483,151 shares of common stock issuable upon exercise of warrants held by EMC that were issued to it in connection with our sale of Series B Convertible Preferred Stock in November 2005. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, EMC, the Funds, The Canopy Group, Inc. and their respective representatives.

(6)	Includes 943,044 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(7)	Includes 110,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(8)	Based on the facts and assumptions described above, includes 14,463,285 shares of common stock beneficially owned by The Canopy Group, Inc. Mr. Mustard is President and Chief Executive Officer of Canopy. Mr. Mustard was appointed as a director of our company on April 27, 2005. Except to the extent of his pecuniary interest therein, Mr. Mustard disclaims beneficial ownership of all shares beneficially owned by Canopy. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, Canopy, the Funds, EMC Corporation and their respective representatives.

(9)	Includes 16,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005 and, based on the facts and assumptions described above, 22,832,631 shares of common stock beneficially owned by the Funds affiliated with Advent International Corporation. Mr. Pehl is a Partner of Advent and is one of our directors. Except to the extent of his pecuniary interest therein, Mr. Pehl disclaims beneficial ownership of all shares beneficially owned by Advent. See the “Recent Developments,” “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, the Funds, EMC Corporation, The Canopy Group, Inc. and their respective representatives.

(10)	Includes 105,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(11)	Includes 100,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(12)	Includes 514,468 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005. Mr. Boland resigned as Senior Vice President, European Finance, on May 31, 2005.

(13)	Includes 45,833 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005. Mr. Caputo’s employment as Executive Vice President, Worldwide Operations, was terminated on November 7, 2005.

(14)	Includes 780,190 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(15)	Mr. Poteracki was elected as an officer on November 17, 2004. Includes 136,197 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(16)	Includes 258,371 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(17)	Based on the facts and assumptions described above, includes shares of common stock beneficially owned by our directors, executive officers and entities with which they are affiliated, as well as an aggregate of 2,449,472 shares of common stock issuable to such persons upon exercise of options that are exercisable within 60 days of November 18, 2005.

PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered pursuant to this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     Subject to applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. As of the date of this filing, the selling stockholders do not have any currently open short positions in our securities.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities pursuant to the terms of the Securities Purchase Agreement and Investor Rights Agreement.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed on by Morrison & Foerster LLP, Irvine, California.
EXPERTS
     The consolidated financial statements and schedule of MTI Technology Corporation as of and for the years ended April 2, 2005 and April 3, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements and schedule of MTI Technology Corporation for the year ended April 5, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     MTI Technology Corporation has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on MTI Technology Corporation’s past financial statements incorporated by reference in this prospectus.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.
     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.
INCORPORATION BY REFERENCE
     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.
     We incorporate by reference the following documents:
1.	Our Annual Report on Form 10-K for the fiscal year ended April 2, 2005 filed with the SEC on July 18, 2005, as amended on Form 10-K/A filed with the SEC on August 1, 2005;

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended July 2, 2005 and October 1, 2005, filed with the SEC on August 16 and November 15, 2005, respectively;

3.	Our Form 12b-25 (NT 10-K) filed with the SEC on July 5, 2005;

4.	Our Current Reports on Form 8-K filed with the SEC on April 6, May 3, June 1, June 21, August 8, August 22, October 19, November 3, November 14, 2005 and November 22, 2005;

5.	Our Current Report on Form 8-K (exclusive of the information included under Item 2.02 and in Exhibit 99.1 thereof) filed with the SEC on October 12, 2005;

6.	All other reports we have filed with the SEC pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 2, 2005;

7.	The description of our common stock contained in our Registration Statement on Form 8-A, filed February 15, 1994 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

8.	All other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.
     You may request a copy of these filings, at no cost, by writing or calling us at MTI Technology Corporation, 17595 Cartwright Road, Irvine, California 92614, telephone number (949) 251-1101, Attention: Chief Financial Officer.